Filed Pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Script:

It's been a brutal year for public markets, with The S+P 500 Index down 24% through the first 3 quarters of the year, and a traditional 60% stock 40% bond portfolio down 20% as well[1]. Despite that market backdrop, Yieldstreet's Prism Fund is up on the year, returning 2.88% so far through the first 3 quarters of 2022. How does that happen?

First, let's take a step back. We launched the Prism Fund in 2019 to give investors access to a portfolio of income-generating private market investments that we believe are designed to perform in all market cycles, with lower investment minimums than typical private equity and private debt funds. The Fund seeks to generate income by investing across multiple asset classes, including Real Estate, Private Credit, Legal Financing, Structured Notes, and Transportation. These specialty finance holdings are sourced from private market opportunities that were historically off-limits to retail investors, that we packaged into a fund that's available to both accredited and non-accredited investors alike.

So in plainspeak, we're looking for opportunities that offer an income-generating profile that are generally not directly correlated with the performance of stock and bond markets. To meet these objectives, we've chosen to allocate the majority of deployed cash in the fund to private debt. As of the end of Q3, the Fund is allocated roughly 80% to debt to 20% to equity.

From an asset class perspective, we've identified Real Estate and Private Credit as key areas of focus, with those two categories making up about 68% of the Fund's holdings as of September 30, 2022. We've emphasized those areas because we believe they offer attractive income profiles, typically low correlation to public markets, and the ability to structure agreements with the goal of protecting investor principal. Within this allocation we have been selectively increasing our exposure to floating-rate debt opportunities as we believe they may benefit in a rising rate environment.



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Asset allocation
as of 9/30/2022

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Real Estate	40%
Private Credit	28%
Cash	14%
Transportation	7%
Legal Finance	6%
Structured Notes	5%

The Fund's asset allocation is as of 9/30/22 and is subject to change at the discretion of Yieldstreet.

So far, our investment thesis has held, with the Fund returning 2.88% year to date - which did not hit the absolute targets we hoped to reach, but nonetheless, it outperformed the 60/40 portfolio by 18%. This is the beauty of private market investing on Yieldstreet, potential for strong returns in a bull market, with the potential for downside protection in bear markets.

Prism Fund Historical Total Returns

Total returns	3Q22	YTD	1 Year	Since inception
Prism Fund	1.82%	2.88%	3.00%	4.87%
S&P 500 Index	-4.88%	-23.87%	-15.47%	15.79%
Bloomberg US Aggregate Bond Index	-4.75%	-14.61%	-14.60%	-5.14%

Source: Bloomberg and Yieldstreet as of 9/30/2022. Returns for periods greater than one year are annualized. The Fund's inception date was on 3/10/20. ***Past performance is not a guarantee of future returns***

[1]*The Traditional 60/40 Portfolio represents a custom blend calculated by Yieldstreet of the S&P 500 Index (60%) and Bloomberg US Aggregate Bond Index (40%). The holdings in the Fund's portfolio and the Traditional 60/40 Portfolio differ materially.*

It's been a tough year for all investors, but paralysis isn't the only option. Take an honest look at your current portfolio, and then head to Yieldstreetprismfund.com to see if additional private market exposure through the Yieldstreet Prism Fund can help you meet your financial goals for 2023 and beyond.

End disclosures:

[1]*The Traditional 60/40 Portfolio represents a custom blend calculated by Yieldstreet of the S&P 500 Index (60%) and Bloomberg US Aggregate Bond Index (40%). The holdings in the Fund's portfolio and the Traditional 60/40 Portfolio differ materially.*

Financial indices assume the reinvestment of dividends and do not reflect the impact of fees, taxes and other expenses. Indices are unmanaged, and you cannot make a direct investment in an index. Statistical data of the indices has not been independently verified by Yieldstreet.

An investment in the Fund is not suitable for investors that require short-term liquidity. The Fund's shares have no history of public trading, are not publicly traded, and you should not expect to be able to sell your shares regardless of how the Fund performs. The Fund's are currently not listed on any securities exchange and there is no expectation that a secondary market for the Fund's shares will develop in the future. Pursuant to its Share Repurchase Program, the Fund intends to periodically repurchase shares from the Fund's investors, subject to the discretion of the Fund's Board of Directors, but only a limited number of shares will be eligible for repurchase by the Fund.

Video Stills:



Michael Weisz
Founder & CIO
Yieldstreet

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Prism Fund investments in-
Real Estate
Private Credit
Legal Finance
Structured Notes
Transportation
Yieldstreet



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Equity

80%

Debt

  1:10 / 2:53

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68%

RE +
Private Credit

1:30

  1:23 / 2:53

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